Exhibit 99.1

HUSKY ENERGY REPORTS 2009 FIRST QUARTER RESULTS

Calgary, Alberta (April 27, 2009) – “The global economic turmoil and instability in the financial market has continued into the first quarter of 2009,” said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. “Despite the reduced global economic activity, which has directly impacted commodity prices and the demand for energy, Husky continued to achieve positive results in earnings and cash flow in the first quarter of 2009. The South China Sea appraisal and development program at Liwan is positively positioning the Company for sustained growth while the East Coast satellite tie-back project is progressing well with production on schedule for late 2009 – early 2010.”

Financial Performance

Husky Energy Inc. reported net earnings of $328 million or $0.39 per share (diluted) in the first quarter of 2009, compared to $888 million or $1.05 per share (diluted) in the same quarter of 2008. Cash flow from operations in the first quarter was $565 million or $0.67 per share (diluted), compared with $1,538 million or $1.81 per share (diluted) in the same quarter of 2008. Sales and operating revenues, net of royalties, were $3.7 billion in the first quarter of 2009, compared with $5.1 billion in the first quarter of 2008.

Commodity prices remained weak in the first quarter of 2009. Crude oil (WTI) averaged U.S. $43.08 per barrel in the quarter compared to U.S. $97.90 in the first quarter of 2008. Natural gas (NYMEX) averaged U.S. $4.89 per million british thermal units compared to U.S. $8.03 per million british thermal units in the first quarter of 2008. During the first quarter of 2009, the New York Harbour 3:2:1 crack spread averaged U.S. $10.15 per barrel compared to U.S. $9.34 in the same quarter of the prior year.

Husky remains in a strong financial position. Total long-term debt, including current portion and bank operating loans at March 31, 2009 was $2,264 million compared with $1,957 million at December 31, 2008. Due to high 2008 earnings that are taxable in 2009, cash taxes paid in the first quarter were $697 million and for the remainder of the year are estimated to be $770 million. Debt to cash flow ratio and debt to capital employed ratio at March 31, 2009 remained low at 0.5 and 13.5 percent respectively. To increase the Company’s financial flexibility and to access the U.S. debt markets, Husky filed a U.S. $3 billion debt shelf prospectus with the Alberta Securities Commission and the U.S. Securities and Exchange Commission in February 2009.

Capital expenditure guidance of $2.6 billion in 2009 has been focused on those projects with the highest potential for returns and future growth. In the first quarter of 2009, spending on capital projects was $738 million compared to $868 million in the first quarter of 2008. As market conditions improve, the Company is in a position to increase its capital program.

Upstream Segment

Total production in the first quarter of 2009 averaged 342,000 barrels of oil equivalent per day compared with 350,100 barrels of oil equivalent per day in the first quarter of 2008. Total crude oil and natural gas liquids production was 250,100 barrels per day, compared with 251,700 barrels per day in the first quarter of 2008. Natural gas production was 551.2 million cubic feet per day compared with 590.4 million cubic feet per day in the same period of 2008. Gas production was lower mainly due to planned delays in drilling and tie-ins, and flow line restrictions.

Work progress continues on the Sunrise Oil Sands Project. Approval of the project application amendments was received in the first quarter of 2009. The project is currently in an optimization phase to simplify its scope and take advantage of the recent downturn in the demand for goods and services. At the Tucker Oil Sands Project, organizational and operational integration with the Company’s heavy oil and gas business unit continued through the first quarter of 2009. Oil sands production will not be ramping up quickly until there is improvement in the oil price.

In Western Canada, Husky’s proposed CO2 Injection in Heavy Oil Reservoirs Project has received support from the Government of Canada. The project involves the capture and processing of CO2, and injection into nearby heavy oil reservoirs. Husky and its partner, Petroleum Technology Alliance of Canada (PTAC), are undertaking the work to reduce the greenhouse gas emissions from the Husky Lloydminster complex and increase the recovery of heavy oil from the Company’s nearby fields.

In the East Coast of Canada, the White Rose satellite development has progressed on schedule. The GSF Grand Banks drilling rig commenced work on two North Amethyst development wells in the quarter. The North Amethyst tie-back is on schedule and is expecting first production in late 2009 – early 2010.

Offshore Newfoundland and Labrador, Husky and its partner have made a discovery in the Flemish Pass Basin. Hydrocarbons were encountered while drilling the deepwater Mizzen prospect (Exploration License 1049), located approximately 500 kilometres north-east of St. John’s, Newfoundland. Further analysis of the well results will be undertaken to determine the commercial development potential. Husky’s working interest in this discovery is 35 percent.

In February of 2009, Husky successfully drilled and tested the first appraisal well, Liwan 3-1-2, at the Liwan discovery field on Block 29/26 in the South China Sea. Front end engineering design will commence in 2009 with first production targeted in the 2012–2013 timeframe. Drilling on the second appraisal well, Liwan 3-1-3, continued and the well test result is expected in late April.

The health and safety of Husky’s employees, contractors and the public is of paramount importance to the Company. On March 12, 2009 a Cougar helicopter carrying contractors for two production facilities experienced mechanical difficulties and ditched into the Atlantic Ocean, offshore Newfoundland, resulting in a tragic loss of life. The helicopter company and authorities are ascertaining appropriate due diligence for resumption of helicopter service. In addition, Husky and the other east coast operators have established a due diligence process regarding the resumption of helicopter service to the Companys’ offshore facilities.

Midstream Segment

The Midstream segment achieved a strong operational performance in the first quarter. The Lloydminster Upgrader operated at 93 percent of design capacity and set a new record for throughput in the month of February with zero downtime.

Downstream Segment

Total U.S. and Canadian refining throughput reached 236,600 barrels per day compared to 171,800 barrels per day in the same quarter of 2008. The U.S. refineries continued to run at rates to optimize product mix, maximizing refinery profitability.

Results in the U.S. Refining and Marketing business in the first quarter of 2009 improved over the fourth quarter of 2008. Net earnings in the U.S. were $23 million compared to a loss of $535 million in the prior quarter. The Toledo Refinery, in which Husky acquired a 50 percent working interest on March 31, 2008, is continuing with the Continuous Catalyst Regeneration Reformer Project. This is expected to improve gasoline and yield flexibility and bring the refinery in compliance with pending benzene regulatory standards. Husky and its partner have established a project team to define the scope for the repositioning of the refinery to process bitumen from the joint venture Sunrise Oil Sands Project.

HUSKY ENERGY INC. – 2009 FIRST QUARTER RESULTS

A full copy of Husky’s first quarter report to shareholders, including management’s discussion and analysis and the financial statements and notes (unaudited) can be obtained at www.huskyenergy.com/investorrelations/quarterlyreports.

Financial Highlights

First Quarter

2009 versus 2008

—  Earnings per share to $0.39 from $1.05

—  Cash flow per share to $0.67 from $1.81

—  Return on equity to 23.8% from 31.1%

—  Return on average capital employed to 20.4% from 26.4%

—  Debt to capital employed ratio to 14% from 20%

—  Debt to cash flow ratio to 0.5 from 0.6

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this document include: Husky’s general strategic plans; the 2009 capital expenditure guidance; estimated cash taxes payable for the remainder of 2009; East Coast production plans; oil sands development and production plans; expected results from the CO2 Injection in Heavy Oil Reservoirs Project; planned analysis of the Mizzen prospect well results; Southeast Asia drilling, development and production plans; and expected results from the Continuous Catalyst Regeneration Reformer Project. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky Energy Inc. will host a conference call for analysts and investors on Tuesday, April 28, 2009, at 4:15 p.m. Eastern time to discuss Husky’s first quarter results. To participate please dial 1-800-319-4610 beginning at 4:05 p.m. Eastern time.

Mr. John C.S. Lau, President & Chief Executive Officer, and other officers will be participating in the call.

A live audio webcast of the conference call will be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

Media are invited to listen to the conference call.

•	Dial 1-800-597-1419 at 4:05 p.m. (Eastern Time).

A recording of the call will be posted at approximately 5:30 p.m. (Eastern Time)

•	Dial 1-800-319-6413 (dial reservation # 2658).

The Postview will be available until Wednesday, May 27, 2009.

HUSKY ENERGY INC. – 2009 FIRST QUARTER RESULTS

For more information about Husky Energy Inc. please visit our web site at www.huskyenergy.com or the SEDAR website at www.sedar.com.

- Please Contact:

Investor Inquiries:

Sharon Murphy

General Manager,

Corporate Communications & Investor Relations

Husky Energy Inc.

403-298-6096

Patrick Aherne

Manager, Investor Relations

Husky Energy Inc.

403-298-6817

Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

HUSKY ENERGY INC. – 2009 FIRST QUARTER RESULTS